Exhibit 21.1
Subsidiaries of the Company
As of December 31, 2009
•	RSC Holdings I, LLC, a Delaware limited liability corporation

•	RSC Holdings II, LLC, a Delaware limited liability corporation

•	RSC Holdings III, LLC, a Delaware limited liability corporation

•	RSC Equipment Rental, Inc., an Arizona corporation

•	RSC Equipment Rental of Canada, Ltd., a Canadian corporation